February 25, 2015

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC 20549
Telephone: (202) 551-3745

Re:	Hydrocarb Energy Corp.
Preliminary Proxy Statement on Schedule 14A
Filed January 20, 2015
File No. 0-53313

Dear Mr. Schwall,

Hydrocarb Energy, Corp. (the “Company”, “we” or “us”) has the following responses to the comment letter received by the Company from the staff of the Securities and Exchange Commission (the “Staff”) dated February 2, 2015, in connection with the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response and proposed updated disclosures.

Preliminary Proxy Statement on Schedule 14A

Proposal 4

1.           With respect to your proposal relating to the authorization and designation of your Series A 7% Convertible Voting Preferred Stock, please furnish or incorporate by reference all of the information required by Item 13(a) of Schedule 14A, or tell us why you are not required to do so. We refer you to Items 11(e) and 13(b) of Schedule 14A.

RESPONSE:

The Company proposes to update the Proxy Statement by:

(a) Updating the Section entitled “Important Notice Regarding the Availability of Proxy Materials” as follows (additions in bold and underline):

“Important Notice Regarding the Availability of Proxy Materials

Pursuant to rules adopted by the Securities and Exchange Commission (the “SEC”), the Company uses the Internet as the primary means of furnishing proxy materials to stockholders. Accordingly, the Company is sending a Notice of Internet Availability of Proxy Materials (the “Notice”) to the Company’s stockholders. All stockholders will have the ability to access the proxy materials (including the Company’s Annual Report, which does not constitute a part of, and shall not be deemed incorporated by reference into, this proxy statement or the enclosed form of proxy, except as set forth below under “Documents Incorporated By Reference”) via the Internet at https://www.iproxydirect.com/HECC or request a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. The Notice contains a control number that you will need to vote your shares. Please keep the Notice for your reference through the meeting date. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. The Company encourages stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of its annual meetings.”; and

(b) Adding a new Section entitled “Documents Incorporated By Reference” on the last page of the Proxy Statement to incorporate by reference all information required by Item 13(a) of Schedule 14A, which reads as follows:

“DOCUMENTS INCORPORATED BY REFERENCE

In accordance with Item 13(b)(2) of the SEC’s Schedule 14A, certain financial and other information required to be disclosed in connection with “Proposal 4 - Approval of the Designation of 10,000 Shares of Series A 7% Convertible Voting Preferred Stock”, on page [ ], of this proxy statement are incorporated by reference to the Company’s Annual Report and specifically to the sections included therein entitled as follows: (i) “Selected Financial Data”; (ii) “Financial Statements and Supplementary Data”; (iii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; (iv) “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure”; and (v) “Quantitative and Qualitative Disclosures About Market Risk.” We are delivering to security holders with this proxy statement the aforementioned information incorporated by reference in accordance with Item 13(b)(2) of Schedule 14A.”

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact the Company at 713-970-1590.

Very truly yours,

/s/ Christine P. Spencer

Christine Spencer
Chief Accounting Officer